Organigram Annual & Special Meeting Adjourned until December 17

MONCTON, DECEMBER 7, 2018/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, announces that the Company’s Annual and Special Meeting held earlier today has been adjourned and will be reconvened on December 17, 2018 at 10:00 a.m. (Toronto Time). No business other than the adjournment was conducted at the Meeting. The Meeting has been adjourned to allow for the Company’s audited annual financial statements for the period ended August 31, 2018 to be presented to shareholders at the Meeting, when reconvened. The Company’s audited annual financial statements are expected to be available and filed on SEDAR under the Company’s profile prior to the reconvened Meeting.

The record date and location for the reconvened Meeting remain unchanged. The reconvened Meeting to be held at the offices of McMillan LLP, Brookfield Place, Suite 4400, 181 Bay Street, Toronto, Ontario.

Management will be available at the reconvened Meeting on December 17, 2018 to answer any questions shareholders may have about the Company, its business and prospects.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis‐derived products in Canada.

Organigram is focused on producing the highest‐quality, indoor‐grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward‐looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors ‐ including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields ‐ that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

For Investor Relations inquires, please contact:

Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232‐0121

For Media inquires, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645‐1653